

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

Via Email
Theresa A. Hoyt
Authorized Representative
BREF HR, LLC
Three World Financial Center
200 Vesey Street
11th Floor
New York, NY 10281

> **Re:** **BREF HR, LLC**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed January 24, 2012**
> **File No. 000-54532**

Dear Ms. Hoyt:

We have reviewed your filing, as well as the correspondence dated October 5, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment 2 to Form 10-12G filed January 24, 2012

General

1. We note your response to comment 2. In addition to the disclosure you have proposed, please also include a detailed restatement footnote in your 2011 Form 10-K that discloses the original and restated asset and liability allocations and BEV, briefly describes the assumptions and valuation methodologies that changed from the original valuation and the reasons for the changes, and complies with the disclosure requirements of ASC 250-10-50-11. Furthermore, clearly label all quarterly financial information presented as "restated" for all periods impacted. Please provide us with your full proposed disclosures regarding the restatement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

Valuation of Hard Rock Trade Name, page 58

2.   We note your response to comment 4. Although the prospective contracts may have value, it is still unclear how you determined that the three additional potential sub-licensing agreements not yet executed met the criteria to be considered separately identifiable intangible assets. Please address further and refer to ASC 805-20-55-7. Furthermore, considering these potential sub-licensing agreements have still not been executed, please tell us if you revised the expected cash flows related to these potential sub-licenses that were used in your impairment analyses as at December 31, 2011 and June 30, 2012. Clarify if the probability of execution and estimated revenues increased or decreased over time and explain why; please address each potential agreement separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor

cc: Matthew D. Bloch, Esq.
        Weil Gotshal & Manges LLP